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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                            General Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   369032-10-7
               ---------------------------------------------------
                                 (CUSIP Number)

                          Glenford J. Myers, President
                               RadiSys Corporation
                                RadiSys CPD, Inc.
                           5445 NE Dawson Creek Drive
                             Hillsboro, Oregon 97124
                                 (503) 615-1100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 29, 2000
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)
                                                                         1 of 10

                                  SCHEDULE 13D

------------------------
 CUSIP No. 369032-10-7
------------------------


--------------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RadiSys Corporation
      93-0945232
--------------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                          (a) / /
                                                                                                          (b) / /
--------------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                                                      / /

--------------------------------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Oregon

--------------------------------------------------------------------------------------------------------------------
      NUMBER OF         7  SOLE POWER TO DIRECT VOTE
        SHARES
     BENEFICIALLY          2,226,822**
       OWNED BY
         EACH        ------------------------------------------------------------------------------------------------
      REPORTING         8  SHARED VOTING POWER
        PERSON
         WITH              0
                     ------------------------------------------------------------------------------------------------
                        9  SOLE POWER TO DIRECT DISPOSITION

                           2,226,822**
                     ------------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           0
                     ------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,226,822**
--------------------------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                              / /

--------------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3%**
--------------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                                                SEC 1746 (12-91)
                                                                         2 of 10

   ** The Reporting Person disclaims beneficial ownership of all shares, except to the extent of its pecuniary interest therein, and this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares.



                                                                SEC 1746 (12-91)
                                                                         3 of 10

                                  SCHEDULE 13D
------------------------
 CUSIP No. 369032-10-7
------------------------

--------------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RadiSys CPD, Inc.
      04-2738973
--------------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                          (a) / /
                                                                                                          (b) / /
--------------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                                                      / /

--------------------------------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

--------------------------------------------------------------------------------------------------------------------
      NUMBER OF         7  SOLE VOTING POWER
        SHARES
     BENEFICIALLY          2,226,822
       OWNED BY
         EACH        -----------------------------------------------------------------------------------------------
      REPORTING         8  SHARED VOTING POWER
        PERSON
         WITH              0
                     -----------------------------------------------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER

                           2,226,822
                     -----------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,226,822
--------------------------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                              / /

--------------------------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3%
--------------------------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO

--------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                                SEC 1746 (12-91)
                                                                         4 of 10

         This Amendment No. 2 to Schedule 13D hereby amends the Schedule 13D filed by the Reporting Persons on October 12, 1999, as such Schedule 13D was amended by an Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2000, and relating to the common stock, $0.10 par value ("Common Stock"), of General Automation, Inc., a corporation organized under the laws of Delaware ("GA"), as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION

                  On September 30, 1999, RadiSys CPD, Inc. ("RadiSys CPD") and GA entered into a Letter Agreement (the "Letter Agreement"), a copy of which was previously filed as Exhibit A to the Schedule 13D filed by the Reporting Persons on October 12, 1999 and incorporated by reference therein. Pursuant to the terms of the Letter Agreement, to satisfy indebtedness it owed to RadiSys CPD, GA (a) made a cash payment of $1.5 million to RadiSys CPD on September 30, 1999, (b) issued one promissory note to RadiSys CPD evidencing a principal amount of $250,000 and a second promissory note evidencing a principal amount of $500,000 (the "$500,000 Note"), a copy of which $500,000 Note was previously filed as Exhibit B to the Schedule 13D filed by the Reporting Persons on October 12, 1999 and incorporated by reference therein, and (c) agreed to issue 1,133,333 shares of GA's Common Stock to RadiSys CPD on or before October 30, 1999. The 1,133,333 shares of GA's Common Stock were issued to RadiSys CPD in October 1999.

                  On January 26, 2000, RadiSys CPD and GA entered into an Allonge to Promissory Note (the "Allonge"), a copy of which was previously filed as Exhibit C to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2000 and incorporated by reference therein, amending the terms of the $500,000 Note to extend the maturity date thereof to March 15, 2000.

                  Pursuant to the terms of the Letter Agreement and the $500,000 Note, as amended by the Allonge, because GA was unable to obtain financing before March 15, 2000, GA elected to satisfy its entire obligation under the $500,000 Note by executing and delivering to RadiSys CPD on September 29, 2000
(1) a secured convertible promissory note (the "Secured Note") with an original principal amount equal to $550,000 and (2) a warrant to purchase 68,750 shares of GA Common Stock (the "Warrant"). The exercise price of the Warrant was $0.45 per share. The outstanding balance on the Secured Note was convertible into shares of GA Common Stock at a rate equal to $0.73 per share.

                  On September 29, 2000, in accordance with the terms of the Secured Note, RadiSys CPD elected to convert the entire outstanding principal balance of, together with all accrued but unpaid interest under, the Secured
Note into 753,425 shares of GA Common Stock. Also on September 29, 2000, in accordance with the terms of the Warrant, RadiSys CPD exercised the Warrant in full in a "cashless" exercise involving payment of the exercise price of the Warrant through the withholding by GA of 36,286 shares of GA Common Stock (valued at $0.85261 per share, based on the average of the closing bid prices of GA Common Stock over the 30-day period ending immediately prior to the date of exercise, in accordance with the terms of the Warrant) purchasable upon exercise of the Warrant. Upon such cashless exercise, RadiSys CPD was issued 32,464 shares of GA Common Stock.

                  The shares of GA Common Stock issued to RadiSys CPD upon conversion of the Secured Note and exercise of the Warrant were acquired by RadiSys CPD for investment purposes.

                  THE FOREGOING SUMMARY OF THE LETTER AGREEMENT AND THE $500,000
NOTE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THOSE DOCUMENTS, WHICH WERE FILED AS EXHIBITS TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON OCTOBER 12, 1999 AND WHICH ARE

                                                                SEC 1746 (12-91)
                                                                         5 of 10

INCORPORATED BY REFERENCE HEREIN. THE FOREGOING SUMMARY OF THE ALLONGE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT DOCUMENT, WHICH WAS FILED AS AN EXHIBIT TO THE AMENDMENT NO. 1 TO SCHEDULE 13D FILED BY THE REPORTING PERSONS ON AUGUST 24, 2000 AND WHICH IS INCORPORATED BY REFERENCE HEREIN.

                  The parties are considering entering into a written agreement pursuant to which GA would agree to file as soon as reasonably practicable after the date of filing of GA's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of all shares of GA Common Stock currently owned by RadiSys CPD.

                  RadiSys and RadiSys CPD will, from time to time, evaluate market opportunities for the sale of the shares of GA Common Stock directly beneficially owned by RadiSys CPD, and RadiSys CPD may sell all or a portion of its shares of GA Common Stock in one or more sales pursuant to public or private offerings.

                  Other than the transactions described above, neither RadiSys nor RadiSys CPD has any plans or proposals required to be disclosed in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) - (c) Currently, RadiSys CPD directly beneficially owns 2,226,822 shares (the "Shares") of GA Common Stock. The Shares represent approximately 16.3% of the outstanding shares of GA Common Stock. RadiSys CPD has sole power to dispose of and vote the Shares. Except as described in this statement, neither RadiSys, RadiSys CPD nor, to the best knowledge of RadiSys and RadiSys CPD, any of the persons listed in Item 2 above beneficially owns any shares of GA Common Stock. Except as described in this statement, neither RadiSys, RadiSys CPD nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in GA Common Stock during the past 60 days.

                  Because RadiSys owns 100% of the outstanding shares of RadiSys CPD Common Stock, it may be deemed to beneficially own the Shares. RadiSys has sole power to direct the vote and disposition of the Shares. RadiSys disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

                  (d)  Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Item 4 with respect to the Letter Agreement, the $500,000 Note, the Secured Note, the Warrant and disclosure that RadiSys CPD and GA are considering entering into a written agreement pursuant to which GA would agree to file as soon as reasonably practicable after the date of filing of GA's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, a registration statement under the Securities Act, covering the registration of all shares of GA Common Stock currently owned by RadiSys CPD.

                  In addition, in accordance with the terms of the Letter Agreement and in connection with issuance of the Warrant and the Secured Note to RadiSys CPD, RadiSys CPD became a party to that certain Investors' Rights Agreement dated September 30, 1999 (the "Investors' Rights



                                                                SEC 1746 (12-91)
                                                                         6 of 10

Agreement") between GA and Pacific Mezzanine Fund, L.P. ("PMF"). Pursuant to the Investors' Rights Agreement and subject to the terms and conditions thereof, GA is required to file certain registration statements under the Securities Act covering the shares issuable upon conversion of the Secured Note and exercise of the Warrant, as well as certain securities issued or issuable to PMF (the "Registrable Securities"). RadiSys CPD and PMF are also entitled to include the Registrable Securities in certain registrations initiated by GA. GA is obligated to pay the expenses of any such registration, with certain exceptions. GA is also obligated to nominate one director designated by PMF, as well as one director designated by both RadiSys CPD and PMF, at meetings of its shareholders held for the purpose of electing directors, and, if such designees are not elected to the board of directors, RadiSys CPD and PMF have certain board visitation rights. Under the Investors' Rights Agreement, RadiSys CPD and PMF also have a right of first refusal to purchase their respective pro rata shares (based on the ratio of the number of Registrable Securities held by RadiSys CPD or PMF, as applicable, to the number of shares of GA outstanding on a fully diluted basis) of certain additional securities issued by GA.

                  The right of first refusal held by RadiSys CPD and PMF terminates upon the earliest to occur of (i) a sale of all or substantially all of GA's assets, (ii) an acquisition of GA by a consolidation, merger or other reorganization of GA in which the shareholders of GA immediately before the transaction hold less than 50 percent of the voting power of the surviving entity or (iii) the date on which RadiSys CPD and PMF together hold less than ten percent of the shares of GA outstanding on a fully diluted basis. The right to designate directors for nomination to GA's board of directors terminates on the date on which RadiSys CPD and PMF together hold less than ten percent of the shares of GA outstanding on a fully diluted basis. The board visitation rights terminate on the date on which RadiSys CPD and PMF together hold less than five percent of the shares of GA outstanding on a fully diluted basis.

                  In addition, GA and RadiSys CPD have entered into a Registration Rights Agreement, dated September 30, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, RadiSys CPD is entitled to include the 1,133,333 shares issued to it in October 1999 under the Letter Agreement (the "Letter Agreement Shares") in certain registrations initiated by GA under the Securities Act. GA is obligated to pay the expenses of any such registration, with certain exceptions. The Registration Rights Agreement terminates at such time as RadiSys CPD ceases to hold any Letter Agreement Shares. The Registration Rights Agreement includes certain limitations on the rights of RadiSys CPD thereunder and contains other customary provisions. The Registration Rights Agreement, incorporated by reference herein, was previously filed as Exhibit C to the Schedule 13D filed by the Reporting Persons on October 12, 1999 and incorporated by reference therein.

                  RadiSys CPD and GA executed a Waiver and Letter of Representations dated September 29, 2000 (the "Waiver"), providing for waiver of the requirements set forth in the Letter Agreement that GA, in connection with issuance of the Secured Note and the Warrant, execute and deliver to RadiSys CPD such documents as may reasonably be requested by RadiSys CPD for the purpose of making RadiSys CPD a "Lender" under the Loan Agreement dated September 30, 1999 (the "Loan Agreement") between GA and PMF and a "Secured Party" under that certain Security Agreement dated September 30, 1999 (the "Security Agreement") between GA and PMF. The Waiver also provided for waiver of the requirements set forth in the Letter Agreement that RadiSys CPD execute and deliver to GA certain agreements relating to the Loan Agreement and Security Agreement. The Waiver also contained certain representations and warranties of GA relating to issuance of the Secured Note and the Warrant and the shares of GA Common Stock issuable upon conversion of the Secured Note and exercise of the Warrant.

                  THE FOREGOING SUMMARY OF THE INVESTORS' RIGHTS AGREEMENT AND THE WAIVER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THOSE DOCUMENTS, WHICH ARE FILED AS EXHIBITS


                                                                SEC 1746 (12-91)
                                                                         7 of 10

TO THIS AMENDMENT NO. 2 TO SCHEDULE 13D AND INCORPORATED BY REFERENCE HEREIN. THE FOREGOING SUMMARY OF THE REGISTRATION RIGHTS AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT DOCUMENT, WHICH WAS FILED AS AN EXHIBIT TO THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON OCTOBER 12, 1999 AND WHICH IS INCORPORATED BY REFERENCE HEREIN.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following documents are filed as exhibits:

                  A Letter Agreement dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit A to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  B Convertible Promissory Note dated September 30, 1999 issued by General Automation, Inc. to RadiSys CPD, Inc. in the principal amount of $500,000. Incorporated by reference to Exhibit B to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  C        Allonge to Promissory Note dated January 26, 2000.
                           Incorporated by reference to Exhibit C to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2000.

                  D Registration Rights Agreement dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  E Investors' Rights Agreement dated September 30, 1999 by and among General Automation, Inc., Pacific Mezzanine Fund, L.P. and RadiSys CPD, Inc.

                  F Waiver and Letter of Representations dated September 29, 2000 between General Automation, Inc. and RadiSys CPD, Inc.


                                                                SEC 1746 (12-91)
                                                                         8 of 10

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2000              RADISYS CORPORATION
                                    RADISYS CPD, INC.




                                    By:  /s/ Glenford J. Myers
                                         --------------------------------------
                                         Glenford J. Myers
                                         President and Chief Executive Officer






                                                                SEC 1746 (12-91)
                                                                         9 of 10

                                  EXHIBIT INDEX


              EXHIBIT NO.                   DESCRIPTION

                  A Letter Agreement dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit A to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  B Convertible Promissory Note dated September 30, 1999 issued by General Automation, Inc. to RadiSys CPD, Inc. in the principal amount of $500,000. Incorporated by reference to Exhibit B to the
                           Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  C        Allonge to Promissory Note dated January 26, 2000.
                           Incorporated by reference to Exhibit C to the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2000.

                  D Registration Rights Agreement dated September 30, 1999 by and between RadiSys CPD, Inc. and General Automation, Inc. Incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons on October 12, 1999.

                  E Investors' Rights Agreement dated September 30, 1999 by and among General Automation, Inc., Pacific Mezzanine Fund, L.P. and RadiSys CPD, Inc.

                  F Waiver and Letter of Representations dated September 29, 2000 between General Automation, Inc. and RadiSys CPD, Inc.

                                                                  EXHIBIT E


                           INVESTORS' RIGHTS AGREEMENT

         This INVESTORS' RIGHTS AGREEMENT (this "Agreement") is made and entered into as of September 30, 1999 by and among GENERAL AUTOMATION, INC., a Delaware corporation (the "Company"), and PACIFIC MEZZANINE FUND, L.P., a California limited partnership ("PMF") (together with any subsequent Investor pursuant to Section 5.12 hereof, each an "INVESTOR" and collectively, the "INVESTORS").

         A. The Investors are holders of convertible promissory notes (the "Notes") and warrants to purchase shares of the Company's Common Stock (the "Warrants") issued by the Company to such Investors pursuant to a Loan Agreement by and among the Company and the Investors dated as of the date hereof (the "Loan Agreement"),

         B. The Loan Agreement provides that, as a condition to the Investors' purchase of Notes and Warrants thereunder, the Company will enter into this Agreement and the Investors will be granted the rights set forth herein.

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

         1.       VOTING AND BOARD REPRESENTATION RIGHTS.

                  1.1 BOARD VISITATION RIGHTS. PMF, as Agent of the Investors, (through up to two of its officers, employees or agents) shall (i) be entitled to attend all meetings of the Company's shareholders and Board of Directors (including meetings of any Committees thereof), (ii) be given notice of all such meetings and of all resolutions which are proposed to be adopted by written consent at the time such notice is given to the Company's shareholders, directors or Committee members (as the case may be), and (iii) receive all the minutes, documents and other information as are provided by the Company to the members of the Board of Directors and Committees thereof. The Investors acknowledge that the information received by their designee(s) hereunder may be confidential and is for the Investors' use only. The Investors will not use such confidential information in violation of the Securities Exchange Act of 1934, as amended, or any other applicable securities laws, or reproduce, disclose or disseminate such information to any other person or entity (other than its officers, partners, employees or agents or other Investors having a need to know the contents of such information, and its attorneys, provided such persons also agree in writing to keep such information confidential), except in connection with the exercise of rights or remedies under this Agreement, the Loan Agreement or any other agreement referred to in the Loan Agreement, unless the Company has made such information available to the public generally or, if the Investor gives the Company written notice at least twenty (20) days prior to disclosure (or such shorter notice that may be reasonable in the circumstances), the Investor is required to disclose such information by a governmental body.

                  1.2 REPRESENTATION ON BOARD OF DIRECTORS. So long as the shares of the Company's Common Stock issued or issuable under the Warrants or Notes (as defined in the

Loan Agreement) and any other equity securities held by the Investors constitute at least ten percent (10%) of the then-outstanding shares of Common Stock of the Company, assuming exercise of all then outstanding options and warrants and conversion of all securities by their terms convertible into or exchangeable for Common Stock of the Company (collectively, "FULLY-DILUTED SHARES"), (i) PMF shall have the right, exercisable from time to time at its option by giving written notice to the Company, to designate one (1) designee to the Company's Board of Directors and (ii) the Investors (including PMF) shall have the right, exercisable from time to time at its option by giving written notice to the Company to designate one (1) designee to the Company's Board of Directors. At the closing of the transactions contemplated by the Loan Agreement, the Company shall appoint PMF's and the Investors' nominees to the Board of Directors. The Company shall also (a) include and or nominate the designees of PMF and the Investors and (b) notify the shareholders of the Company's contractual obligations pursuant hereto and to the Loan Agreement, in any proxy statement, or preliminary proxy statement, request for written consent of shareholders or other solicitation of the consent or vote of shareholders of the Company for the purpose of (x) nominating or electing members of the Board of Directors or removing directors, or (y) amending the Amended and Restated Articles of Incorporation and/or the Amended and Restated Bylaws of the Company to change the number of authorized members on the Board of Directors.

                  1.3 TERMINATION. The parties further agree that Section 1.1 above shall (i) be in effect only during such periods that the Investors' nominees have not been appointed or elected directors of the Company pursuant to
Section 1.2 above and (ii) shall terminate upon the date that the shares of the Company's Common Stock issued or issuable under the Warrants and Notes (as defined in the Loan Agreement) and any other equity securities held by the Investors do not constitute at least five percent (5%) of the Fully-Diluted Shares. Section 1.2 above shall terminate upon the date that the shares of the Company's Common Stock issued or issuable under the Warrants and Notes (as defined in the Loan Agreement) and any other equity securities held by the Investors do not constitute at least ten percent (10%) of the Fully-Diluted Shares.

         2.       REGISTRATION RIGHTS.

                  2.1 DEFINITIONS. For purposes of this Section 2:

                     (a) REGISTRATION. The terms "register," "registration" and "registered" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

                     (b) INVESTORS' REGISTRABLE SECURITIES. The term
"Investors' Registrable Securities" means: (1) all the shares of Common Stock of the Company issued or issuable upon the conversion of the Notes or exercise of the Warrants issued under the Loan Agreement; and (2) any shares of Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, all such shares of

Common Stock described in clause (1) of this subsection (b); EXCLUDING in all cases, however, any Investors' Registrable Securities sold to the public or sold pursuant to Rule 144 promulgated under the Securities Act.

                     (c) HOLDER. For purposes of this Section 2 hereof, the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act.

                     (d) FORM S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

                     (e) SEC. The term "SEC" or "Commission" means the U.S. Securities and Exchange Commission.

                     (f) OTHER REGISTRABLE SECURITIES. The term "Other Registrable Securities" means the approximately 2,666,666 shares of common stock of the Company that have piggyback registration rights as of the date hereof, which shares are more fully identified on SCHEDULE 2.1(f).

                     (g) REGISTRABLE SECURITIES. "Registrable Securities" means the Investors' Registrable Securities and the Other Registrable Securities, collectively.

                  2.2 DEMAND REGISTRATION.

                     (a) REQUEST BY HOLDERS. If the Company shall receive at any time, a written request from the Holders of at least 500,000 shares of the Investors' Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of Investors' Registrable Securities pursuant to this Section 2.2, then the Company shall (1) within twenty (20) days after the receipt of such written request, give written notice of such request ("Request Notice") to all Holders of Investors' Registrable Securities, and (2) file a registration statement under the Securities Act with respect to all Investors' Registrable Securities which Holders of Investors' Registrable Securities request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after receipt of the Request Notice and use its reasonable best efforts to effect the registration as soon as practicable, subject only to the limitations of this Section 2.

                     (b) UNDERWRITING. If the Holders of Investors' Registrable Securities initiating the registration request under this Section 2.2 or 2.4 ("Initiating Holders") intend to distribute the Investors' Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section
2.2 or 2.4, as the case may be, and the Company shall include such information in the written notice referred to in subsection 2.2(a) or 2.4(a), as the case may be. In such event, the right of any Holder to include his Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Company and a majority in interest of the Initiating Holders. Notwithstanding any other provision of this
Section 2.2 or Section 2.4, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each person requesting registration (including the Initiating Holders); PROVIDED, HOWEVER, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all securities proposed to be registered for the account of the Company are first entirely excluded from the underwriting. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

                     (c) MAXIMUM NUMBER OF DEMAND REGISTRATIONS. The Company is obligated to effect only one (1) such registration pursuant to this Section 2.2.

                     (d) DEFERRAL. Notwithstanding the foregoing, if the Company shall furnish to Initiating Holders, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, then the Company shall have the right to defer such filing for a period of not more than 124 days after receipt of the Request Notice; PROVIDED, HOWEVER, that the Company may not utilize this right more than once in any twelve (12) month period.

                     (e) EXPENSES. All expenses incurred in connection with a registration pursuant to this Section 2.2, including without limitation all registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, (but excluding underwriters' discounts and commissions), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 2.2 shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering and the fees and disbursements of any counsel for the participating Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 2.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Investors' Registrable Securities to be registered, unless the Holders of a majority of the Investors' Registrable Securities then outstanding agree to forfeit their right to one (1) demand registration pursuant to this Section 2.2 (in which case such right shall be forfeited by all Holders of Investors' Registrable Securities); PROVIDED, FURTHER, HOWEVER, that if at the time of such withdrawal, the participating Holders of Investors' Registrable Securities have learned of a material adverse change in the condition, business, or prospects of the Company not known to such Holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such materials adverse change, then such Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to this Section 2.2.

                  2.3 PIGGYBACK REGISTRATIONS. The Company shall notify all Holders of Investors' Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company and demand registrations made by holders of Registrable Securities but EXCLUDING registration statements relating to any employee benefit plan or a corporate reorganization, including securities issued by the Company in an acquisition transaction) and will afford each such Holder of Investors' Registrable Securities an opportunity to include in such registration statement all or any part of the Investors' Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Investors' Registrable Securities held by such Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Investors' Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Investors' Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Investors' Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                    (a) UNDERWRITING. If a registration statement under which the Company gives notice under this Section 2.3 is for an underwritten offering, then the Company shall so advise the Holders of Investors' Registrable Securities. In such event, the right of any such Holder's Investors' Registrable Securities to be included in a registration pursuant to this Section 2.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Investors' Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Investors' Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, FIRST, to the Company, and SECOND, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such person. If any Holder of Investor's Registrable Securities disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least twenty (20) days prior to the effective date of the registration statement. Any Investors' Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                    (b) EXPENSES. All expenses incurred in connection with a registration pursuant to this Section 2.3 (excluding underwriters' and brokers' discounts and commissions; and the fees and disbursements of special counsel for the participating Holders), including, without limitation all federal registration and qualification fees, "blue sky" registration and qualification fees for up to ten (10) states, printers' and accounting fees, fees and disbursements of counsel for the Company shall be borne by the Company.

                 2.4 FORM S-3 REGISTRATION. The Company shall use its best efforts to qualify for registration on Form S-3 or any comparable or successor form or forms. In case the Company shall receive from any Holder or Holders of Investors' Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Investors' Registrable Securities owned by such Holder or Holders, then the Company will:

                    (a) NOTICE. Promptly give written notice of the proposed registration and the Holder's or Holders' request therefor, and any related qualification or compliance, to all other Holders of Investors' Registrable Securities; and

                    (b) REGISTRATION. As soon as practicable, file such registration statement and use its reasonable best efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Investor's Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders requesting to participate in such registration as are specified in a written request given within twenty (20) days after receipt of such written notice from the Company; PROVIDED, HOWEVER, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4:

                        (1)     if Form S-3 is not available for such offering;

                        (2) if the Holders requesting to participate in such registration, propose to sell Registrable Securities at an aggregate price to the public of less than $500,000;

                        (3) if the Company shall furnish to the requesting Holders a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement no more than once during any twelve month period for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 2.4;

                        (4) if the Company has, within the six (6) month period preceding the date of such request, already effected one (1) registration on Form S-3 for any Holders of Investors' Registrable Securities pursuant to this Section 2.4; or

                        (5) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

                    (c) EXPENSES. Subject to the foregoing, the Company shall file a Form S-3 registration statement covering the Registrable Securities and other securities so requested to be registered pursuant to this Section 2.4 as soon as practicable after receipt of the request or requests of the Holders for such registration. The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 2.4, (excluding underwriters' or brokers' discounts and commissions and the fees and disbursements of special counsel for the participating Holders), including without limitation all filing, federal registration and qualification fees, "blue sky" registration and qualification fees for up to ten (10) states, printers' and accounting fees and the reasonable fees and disbursements of counsel for the Company.

                    (d) NOT DEMAND REGISTRATION. Form S-3 registrations shall not be deemed to be demand registrations as described in Section 2.2 above.

                    (e) UNDERWRITING. If the Holders of Investors' Registrable Securities initiating registration pursuant to this Section 2.4 intend to distribute the Investors' Registrable Securities covered by their request by means of an underwriting, then they shall advise the Company as part of their request made pursuant to this Section 2.4, and the provisions of Section 2.2(b) above shall apply to such registration.

                2.5 OBLIGATIONS OF THE COMPANY. Whenever required to effect the registration of any Investors' Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

                    (a) Prepare and file with the SEC a registration statement with respect to such Investors' Registrable Securities and use reasonable, diligent efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Investors' Registrable Securities registered thereunder, keep such registration statement effective for up to ninety (90) days.

                    (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                    (c) Furnish to the participating Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Investors' Registrable Securities owned by them that are included in such registration.

                    (d) Use reasonable, diligent efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions (not to exceed ten states) as shall be reasonably requested by the participating Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                    (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                    (f) Notify each Holder of Investors' Registrable
Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                    (g) Furnish, at the request of any Holder requesting registration of Investors' Registrable Securities, on the date that such Investors' Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders of Investors' Registrable Securities requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Investors' Registrable Securities and (2) a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders of Investors' Registrable Securities requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Investors' Registrable Securities.

                  2.6 FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.2, 2.3 or 2.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Investors' Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Investors' Registrable Securities.

                  2.7 DELAY OF REGISTRATION. No Holder of Investors' Registrable Securities shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

                  2.8 INDEMNIFICATION. In the event any Investors' Registrable Securities are included in a registration statement under Sections 2.2, 2.3 or 2.4:

                     (a) BY THE COMPANY. To the extent permitted by law, the Company will indemnify and hold harmless each Holder of such Investors' Registrable Securities, the partners, officers and directors of each such Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended, (the "1934 Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, "Violations" and, individually, a "Violation"):

                         (1) any untrue statement or alleged untrue statement
of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                         (2) the omission or alleged omission to state therein
a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                         (3) any  violation  or alleged  violation by the
Company of the Securities Act, the 1934 Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the 1934 Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED HOWEVER, that the indemnity agreement contained in this subsection 2.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.

                     (b) BY SELLING HOLDERS. To the extent permitted by law, each selling Holder of Investors' Registrable Securities will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder within the meaning of the Securities Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 2.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and PROVIDED FURTHER, that the total amounts payable in indemnity by a Holder under this Section 2.8(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

                     (c) NOTICE. Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, HOWEVER, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

                     (d) DEFECT ELIMINATED IN FINAL PROSPECTUS. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                     (e) CONTRIBUTION. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (1) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (2) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 2.8; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; PROVIDED, HOWEVER, that, in any such case, (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

                     (f) SURVIVAL. The obligations of the Company and Holders of Investors' Registrable Securities under this Section 2.8 shall survive the completion of any offering of Investors' Registrable Securities in a registration statement, and otherwise.

                 2.9 "MARKET STAND-OFF" AGREEMENT. Each Holder of Investors' Registrable Securities hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any

Investors' Registrable Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act; PROVIDED, HOWEVER, that all executive officers, directors and 1% shareholders of the Company then holding Common Stock of the Company enter into similar agreements. In order to enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section and to impose stop transfer instructions with respect to the Investors' Registrable Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

                  2.10 RULE 144 REPORTING. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:

                     (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

                     (b) Use reasonable, diligent efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the 1934 Act (at any time after it has become subject to such reporting requirements); and

                     (c) So long as a Holder owns any Investors' Registrable Securities, to furnish to such Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the 1934 Act (at any time after it has become subject to the reporting requirements of the 1934 Act), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration (at any time after the Company has become subject to the reporting requirements of the 1934 Act).

                  2.11 OTHER RIGHTS. From and after the date of this Agreement, the Company shall not, without the prior written consent of the holders of a majority of the Investors' Registrable Securities, grant to any shareholder of the Company any demand, piggyback, or S-3 registration rights superior to those of the Holders of the Investors' Registrable Securities or rights PARI PASSU with the Holders of the Investors' Registrable Securities with respect to Sections 2.2(b), 2.3(a) and 2.4(e) hereof. In addition, the Company will grant Holders of the Investors' Registrable Securities any registration rights granted to subsequent purchasers of securities of the Company to the extent that such subsequent rights are superior, as determined in good faith by the Company's Board of Directors, to those granted to Holders of the Investors' Registrable Securities.

         3.       RIGHT OF FIRST REFUSAL.

                  3.1 GENERAL. Each Investor (a "Rights Holder") has the right of first refusal to purchase such Rights Holder's Pro Rata Share (as defined below), of all (or any part) of any "New Securities" (as defined in Section 3.2) that the Company may from time to time issue after the date of this Agreement. A Rights Holder's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of Investors' Registrable Securities as to which such Rights Holder is the Holder (and/or is deemed to be the Holder under Section 2.1(b)), to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding Warrants and Notes are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under stock purchase and stock option plans of the Company and outstanding warrants and other convertible securities.

                  3.2 NEW SECURITIES. "New Securities" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock issued after the date hereof, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock, unless waived by PMF; PROVIDED, HOWEVER, that the term "New Securities" DOES NOT INCLUDE:

                     (a) shares of Common Stock issued or issuable upon conversion of the Notes or exercise of the Warrants;

                     (b) any shares of Common Stock issued or issuable upon conversion or exercise of currently outstanding options, warrants or convertible securities;

                     (c) shares of Common Stock or Preferred Stock issued pursuant to the acquisition of another corporation or entity by the Company by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, all or substantially all of the assets of such other corporation or entity or fifty percent (50%) or more of the voting power of such other corporation or entity or fifty percent (50%) or more of the equity ownership of such other entity;

                     (d) shares of the Company's Common Stock or Preferred Stock issued in connection with any stock split or stock dividend; and

                     (e) securities offered by the Company to the public pursuant to a registration statement filed under the Securities Act;

                     (f) securities issued under the Company's 1999 Stock Plan; and

                     (g) up to 1,000,000 shares of Common Stock, or securities convertible or exercisable into up to 1,000,000 shares of Common Stock, issued under any new or additional incentive plans of the Company.

                  3.3 PROCEDURES. In the event that the Company proposes to undertake an issuance of New Securities of any amount exceeding $50,000, it shall give to each Rights Holder written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Each Rights Holder shall have twenty (20) days from the date of mailing of any such Notice to agree in writing to purchase such Rights Holder's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Rights Holder's Pro Rata Share). If any Rights Holder fails to so agree in writing within such twenty (20) day period to purchase such Rights Holder's full Pro Rata Share of an offering of New Securities (a "Nonpurchasing Holder"), then such Nonpurchasing Holder shall forfeit the right hereunder to purchase that part of his Pro Rata Share of such New Securities that he did not so agree to purchase and the Company shall promptly give each Rights Holder who has timely agreed to purchase his full Pro Rata Share of such offering of New Securities (a "Purchasing Holder") written notice of the failure of any Nonpurchasing Holder to purchase such Nonpurchasing Rights Holder's full Pro Rata Share of such offering of New Securities (the "Overallotment Notice"). Each Purchasing Holder shall have a right of overallotment such that such Purchasing Holder may agree to purchase a portion of the Nonpurchasing Holders' unpurchased Pro Rata Shares of such offering on a pro rata basis according to the relative Pro Rata Shares of the Purchasing Rights Holders, at any time within ten (10) days after receiving the Overallotment Notice. Rights Holders exercising the right of first refusal set forth in this Section 3 may pay the purchase price for such securities (i) in cash (by check) or by wire transfer, (ii) by cancellation by the Rights Holder of indebtedness of the Company to the Rights Holder; (iii) by exchange of the Company's securities held by Rights Holder at the Fair Market Value thereof or (iv) by a combination of (i), (ii) and (iii). Without limiting the foregoing, Rights Holders may pay the purchase price of securities by exchange of all or part of the Notes at the greater of (x) the amount of unpaid principal and accrued interest thereof and (y) the Fair Market Value of the securities issuable upon conversion thereof.

                  The term "Fair Market Value" of a share of Common Stock as of a particular date shall mean:

                           (i) If traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock of the Company on such exchange or market over the 5 business days ending immediately prior to the applicable date of valuation;

                           (ii) If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the 30-day period ending immediately prior to the applicable date of valuation; and

                           (iii) If there is no active public market, the Fair Market Value shall be the value thereof, as determined in good faith by the Company's board of directors; PROVIDED, HOWEVER, that if the Rights Holder objects in good faith to such determination, then such value shall be determined by an independent valuation firm experienced in valuing businesses such as that of the Company and jointly selected in good faith by the Company and the Rights Holder. Fees and expenses of the valuation firm shall be shared equally by the Company and the Rights Holder.

                  3.4 FAILURE TO EXERCISE. In the event that the Rights Holders fail to exercise in full the right of first refusal within such twenty (20) plus ten (10) day period, then the Company shall have 120 days thereafter to sell the New Securities with respect to which the Rights Holders' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Rights Holders. In the event that the Company has not issued and sold the New Securities within such 120 day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Rights Holders pursuant to this Section 3.

                  3.5 TERMINATION. This right of first refusal shall terminate upon (1) the acquisition of all or substantially all the assets of the Company,
(2) an acquisition of the Company by another corporation or entity by consolidation, merger or other reorganization in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) or more of the voting power of the corporation or other entity surviving such transaction or (3) upon the date that the shares of the Company's Common Stock issued or issuable under the Warrants and Notes (as defined in the Loan Agreement) and any other equity securities held by the Investors do not constitute at least ten percent (10%) of the Fully-Diluted Shares.

                  3.6 OTHER RIGHTS. From and after the date of this Agreement, the Company will grant the Investors any rights of first refusal granted to subsequent purchasers of preferred stock of the Company to the extent that such subsequent rights are superior, as determined in good faith by the Company's Board of Directors, to those granted to the Investors.

         4.       ASSIGNMENT AND AMENDMENT.

                  4.1 ASSIGNMENT. The rights of an Investor under Sections 1 and 2 hereof may be assigned to a party who acquires any Note or Warrant issued under the Loan Agreement; PROVIDED, HOWEVER that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 4 and provided further that the assignor of rights under Sections 1 and 2 hereof shall provide prompt written notice or such assignment to the Company. The rights of an Investor under Section 3 hereof may not be assigned.

                  4.2 AMENDMENT OF RIGHTS. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and PMF, or its assigns. Any amendment or waiver effected in accordance with this Section 4.2 shall be binding upon each Investor, each Holder, each permitted successor or assignee of such Investor or Holder and the Company.

         5.       GENERAL PROVISIONS.

                  5.1 NOTICES. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if deposited in the U.S. mail by registered or certified mail, return receipt requested, postage prepaid, as follows:

                     (a) if to an Investor, at such Investor's respective address as set forth on the signature page hereof.

                     (b) if to the Company, at 17731 North Irvine, Irvine, California 92624.

Any party hereto (and such party's permitted assigns) may by notice so given change its address for future notices hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above.

                  5.2 ENTIRE AGREEMENT. This Agreement, together with all the Exhibits hereto, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

                  5.3 GOVERNING LAW. This Agreement shall be governed by and construed exclusively in accordance with the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, excluding that body of law relating to conflict of laws.

                  5.4 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

                  5.5 THIRD PARTIES. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

                  5.6 SUCCESSORS AND ASSIGNS. Subject to the provisions of
Section 4.1, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.

                  5.7 CAPTIONS. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

                  5.8 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  5.9 COSTS AND ATTORNEYS' FEES. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

                  5.10 ADJUSTMENTS FOR STOCK SPLITS, ETC. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock of the Company, then, upon the occurrence of any subdivision, combination or stock dividend of such stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such stock by such subdivision, combination or stock dividend.

                  5.11 AGGREGATION OF STOCK. All shares held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

                  5.12 ADDITIONAL INVESTORS. The parties acknowledge and agree that additional parties may lend funds to Borrower under the same terms as PMF under the Loan Agreement. Such additional lenders shall execute this Agreement together with such additional documents as PMF may reasonably require in form and content satisfactory to PMF prior to making such loan.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

                            GENERAL AUTOMATION, INC.



                            By:      /s/ Richard H. Nance
                               --------------------------------------
                            Its:     VICE PRESIDENT
                                -------------------------------------

                            THE INVESTORS:

                            PACIFIC MEZZANINE FUND, L.P.

                            By:      Pacific Private Capital
                                     Its:  General Partner



                            By:      /s/ Andrew B. Dumke
                                     ---------------------------------
                                     General Partner

                     SIGNATURE PAGE OF RADISYS CPD, INC. TO
                           INVESTORS' RIGHTS AGREEMENT


         Pursuant to that certain Letter Agreement dated September 30, 1999 (the "Letter Agreement") between RadiSys CPD, Inc. and General Automation, Inc. ("GA") and consistent with the consent of Pacific Mezzanine Fund, L.P. ("PMF"), as referenced in the Letter Agreement, to the inclusion of RadiSys CPD, Inc. as a party to, and an "Investor" under, that certain Investors' Rights Agreement dated September 30, 1999 (the "Investors' Rights Agreement") between PMF and GA, RadiSys CPD, Inc. hereby executes this signature page to the Investors' Rights Agreement for the purpose of becoming a party thereto with all of the rights and obligations as an "Investor" thereunder.

                                               RADISYS CPD, INC.



                                               By:      /s/ S. F. Loughlin
                                                  ------------------------------
                                               Title:   9-28-00 CFO
                                                     ---------------------------

                                                                      EXHIBIT F


                      WAIVER AND LETTER OF REPRESENTATIONS

         THIS WAIVER AND LETTER OF REPRESENTATIONS is made by General Automation, Inc. ("GA") and RadiSys CPD, Inc. ("CPD") as of September 29, 2000. Terms used herein without definition shall have the meanings ascribed to those terms in that certain Letter Agreement dated September 30, 1999 (the "Letter Agreement") between GA and CPD.

1.       WAIVER.

         GA hereby waives the requirement set forth in Section 5 of the Letter Agreement that CPD execute and deliver to GA the documents and instruments set forth in Section 5(b) of the Letter Agreement.

         CPD hereby waives the requirement set forth in Section 5 of the Letter Agreement that GA execute and deliver to CPD such documents as may reasonably be requested by CPD for the purpose of (i) making CPD a party to the Loan Agreement as a "Lender" thereunder, and (ii) making CPD a party to, and a "Secured Party" under, that certain Security Agreement dated September 30, 1999 between PMF and GA.

2. REPRESENTATIONS AND WARRANTIES OF GA. GA hereby represents and warrants to CPD as follows:

                  2.1 ORGANIZATION, POWERS AND GOOD STANDING. GA is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and having its principal place of business in the State of California, and has all requisite corporate power and authority and the legal right to own and operate its properties and to carry on its business as heretofore conducted and as proposed to be conducted. GA is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on GA. GA has all requisite power and authority to enter into this Waiver and Letter of Representations and to execute and deliver the Secured Note and the warrant issuable to CPD pursuant to Section 5 of the Letter Agreement (the "Warrant") and to carry out the transactions contemplated hereby and thereby.

                  2.2      AUTHORIZATION, BINDING EFFECT NO CONFLICT, ETC.

                           (i)      All corporate action on the part of GA
necessary for the authorization, execution and delivery of this Waiver and Letter of Representations, the Secured Note and the Warrant, the performance of all of GA's obligations hereunder and thereunder and the authorization, issuance and delivery of the shares of GA's Common Stock issuable pursuant to the Secured Note and the Warrant has been taken. This Waiver and Letter of Representations and each of the Secured Note and the Warrant has been duly executed and delivered by GA. This Waiver and Letter of Representations and each of the Secured Note and the Warrant is a legal, valid and binding obligation of GA, enforceable against it in accordance with its respective terms, except as may be affected by bankruptcy, insolvency, reorganization, moratorium or other similar laws or by equitable principles relating to or limiting the rights of creditors generally.

                           (ii)     The execution, delivery and performance
by GA of this Waiver and Letter of Representations and the Secured Note and the Warrant, and the consummation of the transactions contemplated thereby (including the issuance of the shares upon conversion of the Secured Note and exercise of the Warrant), do not and cannot (A) conflict with any provision of GA's Certificate of Incorporation or Bylaws, (B) conflict with, result in a breach of, or constitute (or, with the giving of notice or lapse of time or both, would constitute) a default under, or require the approval or consent of any person or entity pursuant to, any material agreement, contract or instrument to which GA is a party (other than consents or approvals which have already been obtained), or violate any provision of applicable law binding on GA, or (C) result in the creation or imposition of any lien upon any asset of GA.

                           (iii)    No governmental approval is or will be
required in connection with the execution, delivery and performance by GA of this Waiver and Letter of Representations, the Secured Note or the Warrant, or the transactions contemplated thereby or to ensure the legality, validity or enforceability thereof.

                  2.3 VALID ISSUANCE. The outstanding shares of GA's common stock have been duly authorized, issued and delivered and are validly outstanding, fully paid and nonassessable. The shares issuable upon conversion of the Secured Note and exercise of the Warrant, when issued, sold and delivered in accordance with the terms of the Secured Note or the Warrant, as applicable, will be duly and validly issued, fully paid and nonassessable. Assuming the accuracy of the representations of CPD contained in the Secured Note and the Warrant, the issuance and sale to CPD of the shares issuable upon conversion of the Secured Note and exercise of the Warrant pursuant to the terms thereof are exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), by reason of the exemption from registration set forth in
Section 4(2) of the Securities Act.

                  2.4 NO LIENS. GA shall transfer title, in and to the shares issuable upon conversion of the Secured Note and exercise of the Warrant free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands and claims, of any kind and nature whatsoever, whether direct or indirect or contingent.

                  2.5 INVESTORS' RIGHTS AGREEMENT. Upon execution of a signature page to that certain Investors' Rights Agreement dated September 30, 1999 by and between GA and PMF, CPD shall have all of the rights of an "Investor" thereunder, including without limitation registration rights with respect to the shares of Common Stock of GA issuable upon conversion of the Secured Note and exercise of the Warrant.

         3. COUNTERPARTS. This Waiver and Letter of Representations may be signed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed one and the same document.

         IN WITNESS WHEREOF, the parties hereto have executed this Waiver and Letter of Representations as of the date first written above.

GA:                                    GENERAL AUTOMATION, INC.


                                       By:     JANE M. CHRISTIE
                                           ------------------------------------
                                       Title:    CEO
                                              ---------------------------------

CPD:                                   RADISYS CPD, INC.


                                       By:     S.F. LOUGHLIN
                                           ------------------------------------
                                       Title:    CFO
                                              ---------------------------------